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                 January 29, 2021

       Christopher Demetriou
       Chief Executive Officer
       Aberdeen Standard Silver ETF Trust
       712 Fifth Avenue, 49th Floor
       New York, NY 10019

                                                        Re: Aberdeen Standard
Silver ETF Trust
                                                            Registration
Statement on Form S-3
                                                            Filed January 28,
2021
                                                            File No. 333-252506

       Dear Mr. Demetriou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance